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                                                                    EXHIBIT 99.2

                                                           [English Translation]

                                                                    May 28, 2003

                                               CORPORATE DISCLOSURE UPON INQUIRY

                              HANARO TELECOM, INC.

Hanaro Telecom, Inc. (the "Company") is now in discussions with foreign investors regarding a possible foreign investment in the Company. There has been no further development after our corporate disclosure dated April 28, 2003 concerning the size, type, and terms and conditions of the transaction. Any material development on this issue will be promptly announced going forward.